Filed by REMEC, Inc.
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Spectrian Corporation
Commission File No.: 000-24360

        This filing relates to a planned merger between REMEC, Inc. ("REMEC") and Spectrian Corporation ("Spectrian") pursuant to the terms of an Amended and Restated Agreement and Plan of Merger and Reorganization, dated as of October 29, 2002, by and among REMEC, Reef Acquisition Corp. and Spectrian (the "Merger Agreement"). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Spectrian on October 31, 2002 and is incorporated by reference into this filing.

        The following is a transcript of a presentation by Ronald Ragland, REMEC's Chairman and Chief Executive Officer, Thomas Waechter, Spectrian's President and Chief Executive Officer, and David Morash, REMEC's Executive Vice President and Chief Financial Officer, at the AeA Conference held on November 4-5, 2002, relating to the proposed acquisition of Spectrian by REMEC. This presentation is also posted on REMEC's internal web site.

        MR. RAGLAND: Okay. This is REMEC's first presentation at AeA in San Diego, and welcome, here in person and on the web cast.

        Dave, if you'd read the preamble.

        MR. MORASH: "Certain statements in this presentation, including statements regarding anticipated cost savings and synergies of the proposed acquisition of Spectrian by REMEC and the opportunities that it will bring the combined company, are forward-looking statements that are subject to risks and uncertainties. Results could differ materially based upon various factors including, and without limitation: the parties' ability to achieve the anticipated cost savings; the parties' ability to achieve the expected synergies; customer uncertainties related to the proposed acquisition or the economy in general; economic conditions and the related impact on wireless communication infrastructure spending; demand for REMEC's and Spectrian's products; rapid technological change and evolving industry standards; and adverse changes in market conditions in both the United States and internationally. Further information on factors that could affect REMEC's results are included in REMEC's annual report on Form 10-K for the year ended January 31, 2002 on file with the Securities and Exchange Commission. Further information on factors that could affect Spectrian's results are included in Spectrian's annual report on Form 10-K for the year ended March 31, 2001 and Forms 10-Q for the interim quarters."

        MR. RAGLAND: Thanks, Dave.

        First of all, we're, from an overdue prospective, enjoying record performance in our Defense Business. We believe we're accelerating our growth rate with a target of 25 to 30 percent. That will take time, of course, because the cycle time of the defense business is certainly longer than the commercial business. But we're very pleased with the performance in our Defense area, and we'll talk about that a little more.

        We believe that we're in a solid pole position for the telecom recovery. We'll give you our views on substantiating that perspective. The downturn has enabled a very substantial competition leap. Many, many of our competitors have been wounded and a number have gone away. We feel very, very good about the gains we're making in the marketplace right now. And, you know, you reflect on the fact that as a commercial company we're only six years old and we started at zero. So we're very pleased to say that this—the upside of this economic downturn has been very important for REMEC in our opinion.

        We have a broad technology and integration leadership that's derived from our defense heritage and feel very strongly that the future of infrastructure—Wireless Infrastructure and Broadband Wireless is going to rely heavily on an improved solution compared to the relative solution that we're at right now which is wire a bunch of components together to get a basestation to function. We literally see a basestation being fully integrated and sitting on top of the tower with all the RF up there.

        We have made some substantial moves in our global capability and manufacturing capacity, have achieved strides with top telecom customers that we'll talk about some as we go through the presentation.

        We believe that from everything we can tell, our downturn bottomed about two months ago. And we're seeing a lot of opportunity, feeling very positive about it. We retain a very competitive balance sheet when you compare it with our peers, and we have—the merger agreement with Spectrian has been recently amended. We'll talk in detail about that.

        The Defense and Space business is run as a separate operation and through the rationalization process we've gone through here during the downturn, we've combined all of your mobile wireless with our Broadband Wireless and Global Manufacturing to have one segment—commercial segment, and that also will include Advanced Technologies. However, the Advanced Technologies will also be supporting the Defense operation.

        We're located throughout the globe. I've always enjoyed teasing my British friends that the sun doesn't set on the REMEC empire. And with the addition of Spectrian we'll be, also from a sales and customer perspective, making very important additions here in the US with service providers in South America, in China. Very complimentary. And then a significant part of the Spectrian capability is in Korea with some nice inroads in Japan. So very complimentary.

        I've taken the liberty to give you a perspective on market assessment. First of all, the bubble funded everybody who had a business plan, and in my opinion there were a substantial number of non-viable competitors and customers. The CLEC, the WorldComs of the world, and certainly a substantial portion of our competitive field has gone away through dissolution.

        Stated simply, our customers stopped buying. In the twenty years—we'll be twenty years old in March. In the twenty years, I do not remember a period in time where REMEC was so free of execution issues. Our implementation has not been perfect, but it's been extremely good. The problem is customers stopped buying, and we made investments in customers that never panned out, such as the Spectrapoint investment with Cisco and Motorola, such as the investments in our customers who were supporting the CLEC and supporting other folks in the industry. So the governments got in on the money grab with the bubble. Germany, for instance, had 3G license, $57 billion they charged the service provider. England, $57 billion. And I can't be too unappreciative because quite frankly the bubble funded us too. And so it's been quite a process. We think we're in the beginnings of a recovery mode, and I want to point out that we're not basing our prospects on a recovery at this point in time. We think there is substantial growth in market share gains. It's been a painful process. We've gone through a major reduction in work force. I mentioned the restructuring. We're—I mentioned earlier competitors are gone or weakened. The customers for the first time are really assessing the supplier big picture. It's one of the things that just gives me extreme pleasure out of this very painful process, and they are looking at what customers have the technology capability to go the next steps and which customers have the strong balance sheets. So we're very, very pleased with the market share gains that we're experiencing and foresee at this point in time. Strong customers are solidifying. Their next generation procurements are beginning, and they are actually using the word "partner," and it's not quite the dirty word that it used to be in the last year and a half. Where partner meant, "Do what I tell you or otherwise I will go tell somebody else to do it." People are actually saying "partner" and have every appearance of meaning what they say.

        China is a huge factor, both in sales and leverage, and we're very pleased at our progress there. Again, the Spectrian merger will strengthen that process as we gain some critical mass in China. But we expect to see extremely rapid growth in China with our manufacturing facility and our design and engineering capability there in Shanghai.

        The Spectrian merger strengths the balance sheet, and I've made a comment on this market assessment that first and second level consolidation is inevitable. I'm not going to spend a lot of time in each product area today. But, Dave, if you'll go ahead. We continue to enjoy the production ramping of the F-22 stealth tactical fighter. We've talked about this many times in the past. We have just shy of a million dollars sole source per aircraft in the ComNav, IFF, electronic warfare suite and the radar. And we fully expect to supply comparable products to the Joint Strike fighter, which was also won by Lockheed Martin. So Defense has never looked better. The margins, the backlog, the growth, the key opportunities have just never been brighter.

        In Mobile Wireless, of course, this was mentioned that we're combining a Mobile Wireless with the Broadband Wireless to gain operating efficiencies, performance efficiencies. We're in the primary areas of coverage enhancement, basestation hardware, and in-building solutions. And the Spectrian addition will be a major boost for us in having critical mass and legacy in the multi-carrier power amp business. I've mentioned in previous conferences—excuse me—in the conference call for earnings on the last quarter, that we've enjoyed a hundred million dollar purchasing agreement in multi-carrier power amps with a major European OEM. That program is progressing extremely well as we are ramping production as we speak.

        In the Broadband Wireless area we're serving three primary areas: Transceivers and modules, fixed wireless access, and modular point-to-point radios. We believe that our fixed wireless access solution is the best in the industry. The customer community is giving us that feedback. I think there is little doubt that our solution has the best spectral efficiency in the market, unquestionably the best antenna capability, the best management system, and displayed here in the picture on the right is the first integrated customer premise equipment, what we call integrated CPE, the first in the industry. And we literally have this program in strong production. We will have—having started the production ramp about a month ago, we will ship over 5,000 ICPEs by the end of the year.

        Our radio progress in what we call our modular or MRI radio, point-to-point radio, is getting traction. We feel strong about it. It's not all of our objectives. And, again, we think we have the best-in-class product. Of course, the broadband wireless area has been hit harder than any other area in the marketplace, but we're sitting there feeling very confident about our product and our capabilities. And I think you'll be seeing a lot more of us in both of these areas.

        Our manufacturing has transitioned offshore. That transition will be complete earlier this year—early this coming year. The last phase of it is primarily moving substantial amounts of our Nokia production from Finland to China. Both our Philippines and Costa Rican operations are very quickly approaching the kind of overhead absorption rate that we need in order to make this financial turnaround that we're predicting.

        I remind you that in the Philippines and Costa Rica, these are tax — low-cost tax-free environments, and China is also a low-cost environment with reduced taxes. At present we have a reduced staff in the Philippines and Costa Rica from its peaks, but we're starting hiring again, and the Spectrian transition will bring also substantial overhead absorption loading into our Philippines operation. Very optimistic about the way this entire manufacturing transition has occurred, and we are in the final phases of completing that transition.

        And in our Advanced Technologies area, I'm not going to talk a lot about that today. We continue to have strong faith in our advanced MMIC capabilities, and also we're expanding the utilization of the artificial intelligence, which has provided some very strong design cycle time achievement to the company. We're also using the artificial intelligence in the manufacturing process area, expect to — expect to see substantial benefits from this. As a practical example, the utilization of our artificial intelligence process has taken antenna design, for nominally a six-man month task on a typical antenna, down to a man week. So you'll see a lot more over the coming years that benefit from what we believe to be some very competitively defining artificial intelligence capabilities.

        This .. . . is slide strategy. Obviously the most important bullet on the chart is the first one, and that is to return to positive financial performance and retain our strong balance sheet. Dave will have some projections as to the milestones we're expecting. But there is no lack of understanding whatsoever that a strong financial performance is key to the corporation. Continued investment in defense technology and the growth of our defense technology is a — certainly an enhanced priority within the company. I mentioned that our manufacturing transition is nearing completion.

        From our defense heritage we have a very broad technology. And I believe the customer community is quite aware that REMEC is the likely best solution for an integrated basestation. This is key to the future to get maximum performance into a cost effective and cost competitive configuration. Needless to say, the entire secret of our defense success has been that ability to take individual microwave functionalities and combine them into an integrated solution. We intend to retain affordable advanced MMIC and artificial intelligence technology. We're focusing on customers who truly want to be a partner. And we're also focusing on customers who are most likely to withstand the downturn. We're very pleased with those customer relationships. And I guess — I guess I can mention that our largest customer is Nokia, and then we're growing very, very strongly with a new European OEM, Siemens. Very proud to be on their team.

        And as I mentioned earlier, the combination with Spectrian is also going to bring in strengths with the other OEMs that we're supporting right now. I will say that all the feedback to both Spectrian and to REMEC from the customer community has been extremely positive. And we'll mention here a very high priority on the indigenous China design development and manufacturing capability. Typically our competitors there take their designs and their expats and go in and hire a few Chinese labor and call themselves a Chinese company. We've got a substantially different perspective on what's required there, and saying it in a phrase is that we're going to create an indigenous Chinese company with a complete design, development, and manufacturing capability that will be the class of the field in microwave companies in China without carrying the burden of a global firm. Then we'll bring our technology, our marketing, our manufacturing process, and differentiate this indigenous Chinese company from its competitors.

        I mentioned earlier that we think we're gaining traction in the fixed wireless access and in the MRI or the modular radio area, and we will be open to considering noncash consolidation opportunities. But this certainly, as the last bullet, is way down the chain of priorities from the return to positive financial performance. So we can't in this environment not look at other situations, but it's going to have to be special to get any attention from us before being solidly back on our financial performance track.

        The Spectrian transition is very much intact. This is a quick summary of the benefits as we see them. We pick up a legacy in critical mass in the power amplifier area, a substantial benefit to manufacturing overhead absorption. Spectrian will enhance our balance sheet, and very complimentary the way the technology, the market, and the customers come together between the two companies. Tom's with us here today, and we're excited about Tom Waechter becoming the Chief Operating Officer of REMEC.

        Spectrian performance has been volatile and also enjoying this very difficult downturn that we've gone through. But since May 19th when we inked the deal, we've had our challenges. We think we've seen the worse of that also. We've reset the valuations, as you've seen from the various releases. We will be exchanging one share of Spectrian stock for one share of REMEC stock. The SEC review issues, we have responded to be — or Spectrian has responded to, and we're hopeful that the substantial delay that we've incurred there will abate, and we've amended the merger agreement.

        I'm going to ask Tom now to give you about three slides, and then Dave is going to go through financials, and I'll wrap it up with a summary.

        Tom.

        MR. WAECHTER: Thanks Ron. As Ron mentioned, we see a really strong strategic combination here. Complimentary global customers. REMEC has quite a good strength with the OEMs in Europe. Spectrian does very well in Korea, Japan. A joint effort to build presence in China to work with some of the local OEMs there as well, and then the coverage that Spectrian has in Latin America and with the network operators in North America. So it is very complimentary. There is very little cannibalization from a customer base in this combination. We will offer complete combined RF and microwave solution to the customer base. I think that's really important.

        The next slide will give you an idea of how those technologies marry up, how it provides one-stop shopping for the customer base, which as Ron mentioned really is a change going on in the way the customers are looking at the suppliers, and they're realizing there is a significant cost to maintaining a large supply base. So, I think, they are really looking for these integrated one-stop type of opportunities, one-stop shopping.

        We have designed centers in North America, Europe, and Asia. And, as you know, in a lot of those cases it's very important to be close to the customer base. Especially that's true in Asia where you need some quick turn type of designs and modifications to the design.

        And Ron has already mentioned the strong balance sheet. We'll have a lot of cash so we can continue to invest going forward, which I think is quite unusual in this space. We have no debt which gives us a lot of flexibility. This diagram just depicts what we see is the combined offering that we can provide to our customer base really immediately even before we do any type of combined design effort between the two companies. Obviously Spectrian and REMEC have offerings in the multi-carrier power amp, which is a very central part of the basestation. If you look at the other componentry and products that REMEC offers you can see that in the blue you can see that very quickly we have a very nice — nice integrated solution for the customer base. And, again, as Ron mentioned, we're getting very good feedback from the customer base on what opportunities this will provide.

        I think this also helps in the areas of things like gross margin because as we work together with integrating these products you take out a lot of redundancy costs, and I think we'll actually improve gross margins significantly as we go forward.

        As far as strategic synergies, we've mentioned in previous releases synergies in the neighborhood of $20 million annually once we put the companies together. And obviously we've been doing quite a bit of work to identify the synergies and really get things lined up.

        As I mentioned, revenue, growth synergies, immediately we'll have the opportunity to go into each other's customer base as we know them today and provide each other solutions even before we come up with a fully designed integrated solution. So we see some very immediate revenue types of synergies.

        Ron already mentioned the manufacturing cost reductions. Again, the low cost offshore manufacturing that REMEC provides today and our ability to move some products pretty quickly into those factories.

        Operating expense reduction. With two public companies there's a lot of duplicate costs with that and the overhead structure, so we think very quickly besides the restructuring both companies have already been working on that there is quite a bit of additional cost reduction that we can get to.

        And purchasing leverage is a big one. Once we combine our volumes together we see some significant opportunities in the supply chain base, and we both have I think done a good job now of looking at the supply channels throughout Asia as well, which has really helped us get some cost down.

        As I mentioned we've had a transition team in place that's been working on the planning of this transition, and as we close the deal we'll be ready to go very quickly as a combined entity to gain the synergies and move forward with the customer base.

        Dave, you want to move onto the financials?

        MR. MORASH: Thanks, Tom. The financials are going to be the same financials as we've obviously we announced in the second quarter. We — Q-2 suffered from — from some decline in volume both from our manufacturing on a one shop basis and also from some of our European customers. We, however, believe that the Q-3 — as we said at the time Q-3 will somewhat recover from the Q-2 level. The impact of the volumes — loss of volume had a negative impact on our earnings situation, and we've continued to try and cut costs fairly substantially, but I've been unable to keep up with the reduction over time of the volume we see. As the volume increases we should see much better operating results. As well, we had some one-time expenses in terms of inventory writeoffs in the Q-2, and we also had some expenses relative to our ERP system Baan which was over a million dollars in the quarter. We just went live in Finland with Baan, which was successful, and so we should start seeing some lower costs in terms of the ERP system going forward into the fourth quarter.

        Our balance sheet remains strong. $51, $52 million in cash. That's substantial working capital. We've brought our accounts receivables down some last quarter. We would expect to continue to do that some more, and I think that we're going forward on the inventory side as well to generate — generate cash.

        We had a positive cash flow in Q-2 primarily related to the tax refund of about $12 million that we got in the quarter. Less — and also some receivable collection less apparently significant paydown in accrued liabilities. So we would — I think we have projected at the time that cash flow should be somewhere between just positive or just negative for the quarter. Tom.

        Focus on shareholder value. We're restructuring the business to focus on product lines. As Ron mentioned we're consolidating all of the consumer group together as opposed to individual groups of broadband and mobile wireless. And in order to focus more on worldwide product lines which will also enhance our position as we bring in Spectrian and its product line, multi-carrier power amps. We've reorganized to eliminate redundant operations. That's taken us a little longer than we would have liked, but had we been very aggressive at eliminating redundant operations — trying to move manufacturing offshore, as Ron mentioned, trying to move it out of high-cost areas such as Finland into — into the Philippines. We've closed or consolidated certain facilities. We've closed, for instance, the Waco operation. We closed the UK operation. We've moved it into a much smaller operation. We're no longer manufacturing in the UK. We've continued to downsize Finland. We've downsized our operation in Milpitas and consolidated into one location. We are — we will probably take another charge in the third quarter related to continued reorganization. I think that as the downturn has been more significant than we thought perhaps a year ago, we continued to want to restructure and resize the company to make sure that we're cutting out excess costs.

        We got annual cost reductions of somewhere in the $15 million, and we will continue to move offshore manufacturing, and have that done sometime in the first half of next year. We're — we've been spending very little on capital spending, and we've centralized our cash management position.

        We have — we made an announcement that we were going to change the end of year to 12/31 because of a number of factors, including the Spectrian acquisition. We have decided not to change the year end, so it will be January 31st - to continue to be January 31st. So we will not — will not be making a change to the year end.

        We've been focused very heavily on the Spectrian acquisition for stock. Obviously that's — as Ron mentioned, that transaction has been renegotiated, and we believe that with the synergies that Tom has mentioned that we've got some very interesting shareholder value in this area. We continue to sell the buildings to generate roughly $10 million in cash. We've — as I mentioned, we've expanded our ERP system. We're now running a worldwide network out of San Diego. We're open 24 by 7. All of our accounting is centralized and done out of — our ERP system is done out of San Diego. We'll be the last to — to add to that on the commercial side will be China and the UK. UK, as I mentioned, a relatively small operation at this point. And we'll be doing China in the first quarter. We see that as a fairly — other than the Chinese language issue, we see that as a fairly easy installation. We were succinct — in order — by doing that we've allowed — it's allowed us to centralize the supply chain management to reduce costs. We'll now be able to have visibility across the world in any location as to — as to demand, and we'll be continuing to work forward to cut our supply chain costs. We've been doing some worldwide tax planning, and we'll continue to do that. And also we've been increasing R & D spending, although I think that will change somewhat with — with Tom, the acquisition of Spectrian because that will give us some additional R & D spending. And we've focused on tying rewards to improve cash flow and ROI.

        Financial target sales next year of $300 million without Spectrian. Resume growth in both commercial and defense. Become profitable in the first half of next year. We've got targeting gross margins of 26 percent by the end of next year and net income of 5 percent, and an operating cash flow of a million per month, which I think we're getting closer to. We've just received a $25 million two-year bank commitment, and we'll be signing that in the next month. We're continuing the significant R & D investments in MCPAs, MRI, MMICs, and elsewhere. We're, as I said, doing some tax planning. And we'll — we'll look at limited transactions on the acquisition side. Obviously, more on the technology fill, et cetera.

        We — in terms of the — in terms of the financial issues on Spectrian, we have looked at substantial cost reductions given the spending squeeze that we expect in terms of the volumes, with China being — 3G being postponed and European 3G rolling out layers, so we're — we're trying to take a realistic look on what are the opportunities and scaling the Spectrian expenses to meet those.

        Obviously Spectrian has got a relative strength in Asia and UK operators, good GSM position and brings a strong balance sheet, significant cash. We've got to adjust the cash burn rate to bring our overall cash rate even. We've — as Tom mentioned, we've aggressively looked at synergies and are working on that. And obviously the success of the acquisition depends on getting those aggressive rationalization of that operation and getting the business and manufacturing over to our Philippine operation. We won't see an impact on manufacturing for probably one to two quarters because of the fact that there is fairly significant inventory. But what we see, that, giving us a chance to move the manufacturing over in a — in a coherent and rational basis.

        Again, summary, break even Q-2, strong balance sheet. Is this yours or mine?

        I'm sorry. I'm going on to yours. Go ahead.

        MR. RAGLAND: Thanks, Dave.

        So in summary, we're cautiously optimistic.

        I feel very, very good about the market share wins we've been enjoying. The modular radio, we have picked up another customer. The Fixed Wireless Access has a very high level of interest. Our Nokia awards as I mentioned in the last conference call are up substantially in Europe, and then we've started with this new European OEM on the multi-carrier power amps and so everywhere we look across the board, things are looking vectoring north and we feel very good about it. We are planning and intend to break even by Q-2, calendar year '03. Of course this requires a very aggressive transition with our new Spectrian addition.

        We believe that the Spectrian acquisition will strengthen what is already a strong balance sheet within our industry, to take a look at the strong players, especially in wireless infrastructure with few exceptions. The balance sheets are broken, and the customers for the first time in my REMEC career, customers are very, very aware of balance sheets and very aware of the ongoing technology viability and financial viability.

        And as I suggested, I think it's good for emphasis in summary, partner is starting to mean partner. And looking downstream I don't think we're far away from where the — the — the economy for telecommunications does change and the customer pounding on the supplier is going to be the customer doing his best performance to try to keep the loyalty a of very thin and narrow supplier community where we expect to be in the pole position.

        We're restructured to handle the growth. We have, I think, an extreme competitive advantage with the offshore low-cost tax-free manufacturing. We've talked about various significant marketing — marketing opportunities. Again, we're not predicting the recovery at this point in time, but we believe between now and enjoying pole position for the recovery, we're going to make substantial market share wins and — and get back on the right track from the financial performance point of view. Very confident in our game plan. We're soberly testing our judgment, but we're seeing the fog of this downturn beginning to lift.

        So thank you for joining us on web cast. Folks in the audience, thanks for joining us, and we'll be talking to you again soon.